Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Burcon NutraScience Corporation
1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2

2.	Date of Material Change

November 7, 2012 and November 16, 2012.

3.	News Release

News releases with respect to the material change described herein were disseminated on November 7 and 16, 2012 through GlobeNewswire.

4.	Summary of Material Change

On November 7, 2012, Burcon NutraScience Corporation ("Burcon") filed a preliminary short form prospectus (the "Preliminary Prospectus") with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia (the "Offering Jurisdictions") in connection with a best efforts offering of common shares of Burcon (the "Offered Shares") for gross proceeds of up to $5,000,000.

On November 16, 2012, Burcon entered into an agency agreement with NCP Northland Capital Partners Inc. as lead agent and Raymond James Ltd. (together, the "Agents") pursuant to which the Agents will offer, on a best efforts basis, up to 1,437,500 Offered Shares of Burcon at a price of $4.00 per Offered Share for gross proceeds of up to $5,750,000 (the "Offering"). Burcon filed a final short form prospectus (the "Final Prospectus") on November 16, 2012 with the securities regulatory authorities in the Offering Jurisdictions in connection with the Offering.

5.1	Full Description of Material Change

On November 7, 2012, Burcon filed the Preliminary Prospectus with the securities regulatory authorities in the Offering Jurisdictions in connection with a best efforts offering of Offered Shares for gross proceeds of up to $5,000,000. Burcon retained the Agents in connection with the Offering.

On November 16, 2012, Burcon entered into an agency agreement with the Agents pursuant to which the Agents will offer, on a best efforts basis, up to 1,437,500 Offered Shares of Burcon at a price of $4.00 per Offered Share for gross proceeds of up to $5,750,000. Burcon filed the Final Prospectus on November 16, 2012 with the securities regulatory authorities in the Offering Jurisdictions in connection with the Offering.

Burcon plans to use the net proceeds of the Offering for continued commercialization of Burcon’s uniquely soluble and clean-tasting Peazazz™ pea protein, CLARISOY™ soy protein and for general working capital purposes.

The Offered Shares will be offered in the Offering Jurisdictions under the Final Prospectus and in the United States on a private placement basis, and in other jurisdictions outside of the Offering Jurisdictions and the United States which are agreed to by Burcon and the Agents, where the Offered Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offering is subject to customary conditions and receipt of regulatory approvals, including the approval of the Toronto Stock Exchange. The Offering is expected to close on or about November 23, 2012.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Johann F. Tergesen, President and Chief Operating Officer
Telephone: (604) 733-0896 Ext. 15
Email: jtergesen@burcon.ca

9.	Date of Report

November 16, 2012.

Schedule A

Please see attached.

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED
STATES OR TO U.S. NEWS AGENCIES

BURCON PRICES PROSPECTUS OFFERING

Vancouver, British Columbia, November 16, 2012 — Burcon NutraScience Corporation (TSX - BU; NASDAQ - BUR) (“Burcon” or the “Corporation”) is pleased to announce that, further to its press release dated November 7, 2012, it has entered into an agency agreement (the “Agency Agreement”) with NCP Northland Capital Partners Inc. as lead agent and Raymond James Ltd. (together the “Agents”). Under the terms of the Agency Agreement, the Agents will offer (the “Offering”), on a best efforts basis, up to 1,437,500 common shares at a price of $4.00 per common share (the “Issue Price”) for gross proceeds of up to $5,750,000. The size of the Offering has increased by $750,000 from $5,000,000 as previously announced by the Corporation on November 7, 2012.

The Corporation anticipates filing a final short form prospectus (the "Final Prospectus") today with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia in connection with the Offering. The Offering is expected to close on or about November 23, 2012.

ITC Corporation Limited, Burcon's largest shareholder, has advised the Corporation that it will subscribe for 300,000 common shares in the Offering.

Closing is subject to certain conditions, including, but not limited to, the receipt of all necessary approvals including the approval of the applicable securities regulatory authorities and the TSX.

The net proceeds of the Offering will be used for continued commercialization of Burcon’s uniquely soluble and clean-tasting Peazazz™ pea protein, CLARISOY™ soy protein and for general working capital purposes, all as more particularly set out in the Final Prospectus.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED
STATES OR TO U.S. NEWS AGENCIES

pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To date, our patent portfolio consists of 212 issued patents in various countries, including 35 issued U.S. patents, and in excess of 400 additional pending patent applications, 77 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the timing and use of proceeds of the Offering and the completion of the Offering. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca